

August 26, 2011

<u>Via E-mail</u>
John Nicholson
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

      Re: **Nektar Therapeutics**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 000-24006

Dear Mr. Nicholson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /S/ Joel Parker

                              Joel Parker
                              Accounting Branch Chief